Exhibit 99.2

320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com 000001 Mr A Sample Designation (if any) Security Class Add1 SUBORDINATE VOTING SHARES Add2 Holder Account Number add3 add4 add5 C1234567890 XXX add6 Fold Form of Proxy—Annual and Special Meeting to be held on August 7, 2026 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. adjournment Every holder or has postponement the right to appoint thereof some . If you other wish person to appoint or company a person of or their company choice, other who need than the not persons be a holder, whose to attend names and are act printed on their herein, behalf please at the insert meeting the name or any of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. as The recommended securities represented by Management by this. proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold 9. Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (International). Proxies submitted must be received by 10:00 am, Eastern Time, on August 5, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet the To Virtually Meeting Attend Electronically To Receive Documents • Call the number listed BELOW from a touch • Go to the following web site: • You can attend the meeting virtually by visiting • You can enroll to receive future securityholder tone telephone. www.investorvote.com https://meetings.lumiconnect.com and entering communications electronically by visiting the Meeting ID 400-147-209-841. For further www.investorcentre.com. • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code information on the virtual AGM and how to attend to vote now. it, please view the management information circular of the company dated June 26, 2026 If you vote by telephone or the Internet, DO NOT mail back this proxy. (the “Information Circular”). Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. For more information, please refer to “General Information—Voting Information” of the Information Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 026QDC

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We, being holder(s) of Canada Goose Holdings Inc. Print the name of the person you are appointing if hereby appoint: Dani Reiss, Chair of the Board of Directors this person is someone other than the Management and Chief Executive Officer, or failing him, Neil Bowden, OR Nominees listed herein. If you complete the appointment Chief Financial Officer box and appoint a proxyholder other than Management https://www Nominees you .computershare MUST go to .com/CanadaGoose and provide Computershare with the name and email address of the person you are appointing by no later than 10:00 am (Eastern time) on August 5, 2026. Computershare will use this information ONLY to provide the appointee with a Username to gain entry to the virtual meeting. For additional details, see the section “General Information—Voting Information” of the Information Circular. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Canada Goose Holdings Inc. to be held virtually on https://meetings.lumiconnect.com/400-147-209-841, on August 7, 2026 at 10:00 am, Eastern Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold Fold 01. Dani Reiss 02. Ryan Cotton 03. Jennifer Davis 04. John Davison 05. Maureen Chiquet 06. Jodi Butts 07. Michael D. Armstrong 08. Belinda Wong 09. Gary Saage 10. Massimo Piombini For Withhold 2. Appointment of Auditor Appointment of Deloitte LLP as auditor of Canada Goose Holdings Inc. for the ensuing year and authorizing the directors to fix their remuneration. For Against 3. Amendment of the Company’s Omnibus Incentive Plan To amend the Company’s Omnibus Incentive Plan to replenish and increase the number of Subordinate Voting Shares reserved for issuance under the Company’s Omnibus Incentive plan. Fold Authorized Signature(s) – This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are DD / MM / YY indicated above this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signing Capacity Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. ZZGQ 394533 XXXX AR1 999999999999